May 31, 2016	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Coy Garrison

Re:	Lightstone Value Plus Real Estate Trust III, Inc.
Post-Effective Amendment to Form S-11
Filed April 20, 2016

File No. 333-195292

Dear Mr. Garrison:

On behalf of our client, Lightstone Value Plus Real Estate Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter, dated May 27, 2016, with respect to Post-Effective Amendment to Form S-11 filed by the Company with the Commission on April 20, 2016 (File No. 333-195292).

Please find, attached hereto as Exhibit A, a letter prepared by the Company in response to the Staff’s comments. Exhibit A includes an Attachment #1, which contains the Company’s marked revised proposed changes to the disclosure in the section titled “Estimation of NAV and Subordinated Participation Interests.” We would like to note that EisnerAmper LLP, the Company’s independent publicly registered accounting firm, has reviewed the attachments to this letter.

We hope the answers provided are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. When the Staff determines that the comments are satisfied, a post-effective amendment with revisions to all relevant sections will be filed. If you have any questions in connection with the responses to your comments, please feel free to contact me by phone at (212) 969-3445 or by email at PFass@proskauer.com.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass

EXHIBIT A

SEC Response Letter

Lightstone Value Plus Real Estate Investment Trust III, Inc.
1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

May 31, 2016

Re: Lightstone Value Plus Real Estate Investment Trust III, Inc.
Post-Effective Amendment to Form S-11
Response Dated April 29, 2016
File No. 333-195292

Dear Mr. Garrison:

On behalf of Lightstone Value Plus Real Estate Investment Trust III, Inc. (the "Company"), I am submitting this letter in response to the written comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in your letter, dated May 27, 2016 (the "Comment Letter") with respect to our response dated April 29, 2016 to your comments on our Post-Effective Amendment No. 3 of the Registration Statement of Lightstone Value Plus Real Estate Investment Trust III, Inc. on Form S-11 (File No. 333-195292) filed on April 20, 2016.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the response.

1. We have considered your response to our prior comment. Please address the following with respect to your response and disclosure of NAV:

It appears that throughout your disclosure, you have titled estimated NAV per Common Share after purchase of subordinated participation interests as estimated NAV. Due to the significant impact of the sponsor support, please consider revising the title of this measure to reflect the addition of the proceeds from the subordinated participation interests, or explain to us why you believe it is appropriate to label the measure as estimated NAV.

The Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in a Post-Effective Amendment to Form S-11 (the "POSAM ") as set forth in Attachment #1. Such revised disclosures will include clarification as to when the estimated NAV and NAV per Common Share are presented "before" or "after" the addition of proceeds from the subordinated participation interests.

We note in the Second Amended and Restated Contribution Agreement dated December 29, 2015, that the sponsor's obligation to purchase subordinated interests does not commence until the date on which the REIT first publishes an estimated per share value. Given that it does not appear the sponsor had an obligation to purchase subordinated participation interests as of December 31, 2015, please explain to us why the proceeds from the purchase of such interests are included in your calculation of NAV as of December 31, 2015.

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 2

In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, the Company's stockholders' customer account statements were required to include an estimated value of its Common Shares by April 2016.

The Company provided a per share estimated NAV of our Common Shares as determined by its board of directors, with the material assistance or confirmation of a third party valuation expert or service on April 8, 2016, or the NAV pricing date. From and after the NAV pricing date, the Company currently expects to update its estimate of NAV on a quarterly basis. The NAV that the Company published on April 8, 2016 was calculated as of December 31, 2015.

The Company's special limited partner has agreed to make a significant subordinated equity investment to the Company. The proceeds of the sale of the subordinated participation interests will be used to increase the cash available for investment in properties or, if the special limited partner elects to contribute interests in real property of equivalent value to purchase subordinated participation interests, to increase the Company's assets. Specifically, the special limited partner has committed to purchase subordinated participation interests quarterly in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of shares outstanding.

The mechanics of the Company's estimated NAV calculation require that the NAV be published subsequent to the "as of" date of each NAV. The amount of the special limited partner's contributions are based on the amount to bring the estimated NAV per share to $10.00 "as of" the end of each quarter and such contributions will be made before the end of the subsequent quarterly period. For example, the Company's NAV "as of" December 31, 2015, was calculated and approved by the Company's board of directors on March 14, 2016 and the special limited partner purchased the additional subordinated participation interests during the first quarter of 2016. The Company believes that even though the special limited partner's purchase of subordinated participation interests is made subsequent to the "as of" date of the current quarterly NAV, since the amount is based on that calculation, it is appropriate to include such amount in that NAV calculation.

Please tell us whether estimated NAV per Common Share after purchase of subordinated participation interests will form the basis for potential repurchases under your share repurchase program.

The Company confirms that estimated NAV per Common Share after purchase of subordinated participation interests will form the basis for potential repurchases under its share repurchase program.

We note your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation value. Please clarify for us whether you intend to calculate estimated NAV per share assuming a hypothetical liquidation value for all assets and liabilities (i.e. inclusive of potential selling costs). To the extent your intention is to apply a hypothetical liquidation criteria solely to the subordinated participation interests, explain to us how you concluded such a presentation would be appropriate.

The Company calculates its estimated NAV and resulting NAV per Common Share pursuant to the guidelines for estimating NAV contained in Investment Program Association ("IPA") Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs." In this regard, the Company's estimated NAV and NAV per Common Share reflects any allocations of value to the subordinated participation interests representing the amount that would be payable to the special limited partner in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in Step 3 of IPA Practice Guideline 2013-01 as set forth below:

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 3

> Step 3: Preferred Securities, Special Interests & Incentive Fee Adjustments:
>
> Calculate and deduct: (i) any net asset value allocable to preferred securities; and (ii) any estimated incentive fees, participations, or special interests held by or allocable to the sponsor, advisor, management or general partner based on aggregate NAV of the company and payable in a hypothetical liquidation of the company as of the valuation date in accordance with the provisions of the partnership or advisory agreements and the terms of the preferred securities.

The Company's intent is not to calculate estimated NAV or NAV per Common Share assuming a hypothetical liquidation value for all assets and liabilities as IPA Practice Guideline 2013-01 specifically states not to do so as stated below:

> In the above example, disposition costs and fees and debt prepayment penalties or the impact of restrictions on assumption of debt are not deducted in estimating Net Asset Value. This treatment is consistent with REIS and the aforementioned SFAS and IAS valuation standards and such treatment should be cited in disclosures relating to the determination of net asset values.

As noted above, the Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in the POSAM as set forth in Attachment #1. Such revised disclosures will include enhancements relating to the allocations of value to the special limited partner's subordinated participation interests and clarification that disposition costs and fees are not reflected.

We note your disclosure that estimated NAV per share does not represent an actual liquidation value. Please reconcile this statement with your disclosure that estimated NAV per share has been calculated assuming a hypothetical liquidation. In your response please clarify the difference between the two bases.

As noted above, the Company intends to revise its disclosures related to estimated NAV and NAV per Common Share in the POSAM as set forth in Attachment #1. Such revised disclosures will include enhancements relating to the allocations of value to the special limited partner's subordinated participation interests and clarification that disposition costs and fees are not reflected.

Please tell us the factors that would cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation.

The factors that would cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation include:

- The methodology used to determine estimated NAV per share includes a number of estimates and assumptions that may not prove to be accurate or complete as compared to the actual amounts received in the liquidation;
- In a liquidation, certain assets may not be liquidated at their estimated values because of transfer fees and disposition fees, which are not reflected in the estimated NAV calculation;

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 4

- In a liquidation, debt obligations may have to be prepaid and the costs of any prepayment penalties may reduce the liquidation amounts. Prepayment penalties are not included in determining the estimated value of liabilities in determining estimated NAV;

- In a liquidation, the real estate assets may derive a portfolio premium which premium is not considered in determining estimated NAV;

- In a liquidation, the potential buyers of the assets may use different estimates and assumptions than those used in determining estimated NAV;

- If the liquidation occurs through a listing of the common stock on a national securities exchange, the capital markets may value the Company's net assets at a different amount than the estimated NAV. Such valuation would likely be based upon customary real estate investment trust ("REIT") valuation methodology including funds from operation ("FFO") multiples of other comparable REITs, FFO coverage of dividends and adjusted FFO payout of the Company's anticipated dividend; and

- If the liquidation occurs through a merger of the Company with another REIT, the amount realized for the common stock may not equal the estimated NAV per share because of many factors including the aggregate consideration received, the make-up of the consideration (e.g., cash, stock or both), the performance of any stock received as part of the consideration during the merger process and thereafter, the reception of the merger in the market and whether the market believes the pricing of the merger was fair to both parties.

We note your disclosure that certain distributions may be payable to your sponsor for its subordinated participation interests in connection with a liquidation event. Please clarify for us all of the circumstances that would cause such a payment and discuss the sponsor's ability to amend or modify the agreement.

A "liquidity event" may cause distributions to be payable to the special limited partner for the subordinated participation interests. However, no distributions would be payable to the special limited partner for the subordinated participation interests until the aggregate amount distributed to the holders of the Company's Common Shares exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%. A liquidity event could include (i) a sale of the Company's assets, (ii) a sale or merger of the Company or (iii) a listing of the Company's common shares on a national securities exchange.

The special limited partner cannot unilaterally amend or modify the agreement. The agreement was executed between the Company and Lightstone SLP III LLC, a related party entity that is a special limited partner in the Company's operating partnership, and is majority owned and controlled by the sponsor. In order for the agreement to be amended or modified, the independent members of the Company's board of directors would need to approve any such amendment or modification with appropriate safeguards as applicable under Maryland law for a related party agreement.

The Company acknowledges that:

- it is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Coy Garrison
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 31, 2016
Page 5

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to contact me by phone at 212-616-9975 or by email at dbrandin@lightstonegroup.com.

Yours truly,

Donna Brandin

Donna Brandin
Chief Financial Officer and Principal
Accounting Officer

ATTACHMENT #1

ESTIMATION OF NAV AND SUBORDINATED PARTICIPATION INTERESTS

In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, our stockholders' customer account statements were required to include an estimated value of our Common Shares by April 2016 using one of two methods: the "net investment method" or the "appraised value method." We opted to implement the appraised value method, as described in further detail below.

Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. We provided a per share estimated NAV of our Common Shares as determined by our board of directors, with the material assistance or confirmation of a third party valuation expert or service referred to herein as the "independent valuation expert," on April 8, 2016, or the NAV pricing date. From and after the NAV pricing date, we currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. For a description of how we determined the NAV per Common Share, please refer to "Estimated NAV and NAV per Share" below.

Subordinated Participation Interests

The special limited partner, which is majority owned by Mr. Lichtenstein, has committed to make a significant subordinated equity investment in the Company of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount. Specifically, the special limited partner has committed to purchase subordinated participation interests quarterly in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of shares outstanding. The proceeds of the sale of the subordinated participation interests will be used to increase the cash available for investment in properties or, if the special limited partner elects to contribute interests in real property of equivalent value to purchase subordinated participation interests, to increase the Company's assets. The special limited partner's obligation will continue until the earlier of: (i) the termination of this offering; (ii) the special limited partner's purchase of an aggregate of $36.0 million of subordinated participation interests and (iii) the Company's receipt of gross offering proceeds of $300.0 million. The special limited partner may elect to purchase subordinated participation interests for cash or may contribute interests in real property of equivalent value. The contribution will have the effect of increasing our NAV per share until holders of our Common Shares have received distributions from our operating partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. We cannot guarantee that holders of our Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions from our operating partnership in connection with our liquidation initially will be made to us (which we will distribute to holders of our Common Shares), until holders of our Common Shares have received liquidation distributions from our operating partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. Thereafter, the special limited partner will be entitled to receive liquidation distributions from our operating partnership until it has received liquidation distributions from our operating partnership equal to its net investment plus a cumulative, pre-tax, non-compounded annual return of 6.0% on its net investment. Thereafter, 85.0% of the aggregate amount of any additional liquidation distributions by our operating partnership will be payable to us (which we will distribute to holders of our Common Shares), and the remaining 15.0% will be payable to the special limited partner. As a result, the amount of the liquidation distributions to the special limited partner might be substantial.

The below table illustrates the amount of subordinated participation interests to be purchased by the special limited partner in three hypothetical scenarios: (i) a 20% decrease in the value of our assets, (ii) no change in the value of our assets and (iii) a 20% increase in the value of our assets, all before the purchase of subordinated participation interests. The table assumes that we sell the maximum of 30.0 million Common Shares in this offering, in each case at an offering price of $10.00 per share, and does not give effect to special sales or volume discounts which could reduce selling commissions or dealer manager fees. Thus, the "no change" column below reflects estimated NAV of $264.0 million before the purchase of subordinated participation interests ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of April 10, 2016, we had received aggregate gross proceeds of $58.4 million from the sale of approximately 5.9 million Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

Change in Asset Value					
	20% Decrease		No Change		20% Increase	
Estimated NAV prior to purchase of subordinated participation interests	$	211,200,000	$	264,000,000	$	316,800,000
Common Shares outstanding		30,000,000		30,000,000		30,000,000
Estimated NAV per Common Share	$	7.04	$	8.80	$	10.56
Amount of subordinated participation interests purchased by special limited partner	$	36,000,000	$	36,000,000	$	0
Estimated NAV per Common Share after purchase of subordinated participation interests	$	8.24	$	10.00	$	10.56

The special limited partner has committed to purchase up to $36.0 million of subordinated participation interests with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the special limited partner will have no obligation to purchase subordinated participation interests in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the special limited partner's purchase of subordinated participation interests into account. ~~Because our estimated NAV will be based on a hypothetical assumed liquidation~~In the calculation of our estimated NAV, the special limited partner's subordinated participation interests ~~held by our special limited partner~~ will ~~be~~ not be allocated any valued ~~at $0~~ until our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%. If our estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%, then the value of any subordinated participation interests held by our special limited partner will be subtracted from the value of our net assets when our board of directors estimates the NAV. The value of the subordinated participation interests could be substantial, which could result in a significant decrease in our per share NAV.

Estimated NAV and NAV per Share

On March 14, 2016, our board of directors approved our estimated NAV of approximately $40.1 million and resulting estimated NAV per share of $10.00, both as of December 31, 2015, after taking into consideration the special limited partner's obligation to purchase additional subordinated participation interests in the amount of approximately $3.9 million, which were subsequently purchased for cash during the first quarter of 2016. ~~Our estimated NAV and resulting estimated~~ In the calculation of our estimated NAV ~~per share assume a hypothetical liquidation of the Company~~, ~~and~~ the special limited partner's subordinated participation interests ~~held by the special limited partner have been assigned no~~ were not allocated any value because the estimated NAV per share ~~does~~ did not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 6.0% as of December 31, 2015. Additionally, through December 31, 2015, the special limited partner had previously made cash purchases of subordinated participation interests totaling $0.7 million.

The estimated NAV per share was calculated with the assistance our advisor and Marshall & Stevens Incorporated ("M&S"), an independent third-party valuation firm engaged by us to assist with the valuation of our assets, ~~and~~ liabilities and any allocations to the special limited partner. The advisor recommended and the b~~B~~oard of d~~D~~irectors established the estimated NAV per share based upon the analyses and reports provided by the Advisor and M&S. The process for estimating the value of our assets~~, and~~ liabilities and any allocations to the special limited partner's subordinated participation interests was performed in accordance with the provisions of the Investment Program Association ("IPA") Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs," issued April 29, 2013. We believe that the valuation was developed in a manner reasonably designed to ensure its reliability.

The engagement of M&S was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, including of commercial real estate, debt and real estate-related investments.

M&S prepared appraisal reports (the "M&S Appraisal Reports"), summarizing key inputs and assumptions, on the two properties (the "M&S Appraised Properties") in which we held ownership interests as of December 31, 2015. M&S also prepared a NAV report (the "NAV Report") which estimates the NAV per share as of December 31, 2015. The NAV Report relied upon the M&S Appraisal Reports for the M&S Appraised Properties, M&S's estimated value of our revolving promissory notes payable — related party, and the Advisor's estimate of the value of our other assets, due to related parties~~, and~~ other liabilities and allocations of value to the subordinated participation interests, to calculate estimated NAV per share, all as of December 31, 2015.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share.

As of December 31, 2015	
	Value	Per Share
Net Assets:		
Real Estate Properties	**$ 32,900,000**	**$ 8.21**
Non-Real Estate Assets:		
Cash and cash equivalents	6,747,401	
Other assets	1,194,297	
Total non-real estate assets	**7,941,698**	**1.98**
Total assets	**40,841,698**	**10.19**
Liabilities:		
Revolving promissory notes payable – related party	(2,055,281)	
Due to related parties	(1,159,314)	
Other liabilities	(1,473,413)	
Total liabilities	**(4,688,008)**	**(1.17)**
NAV before Special Limited Partner's Purchase of Additional Subordinated Participation Interests	**$ 36,153,700**	**$ 9.02**
Special Limited Partner's Obligation to Purchase Additional Subordinated Participation Interests	3,942,870	0.98
NAV after Special Limited Partner's Purchase of Additional Subordinated Participation Interests	**$ 40,096,560**	**$ 10.00**
Shares of Common Stock Outstanding	**4,009,656**	
Portion of NAV attributable to Cash Sale of Subordinated Participation Interests:		
Proceeds received through December 31, 2015	$ 700,000	$ 0.18
Proceeds received during first quarter of 2016	3,942,870	0.98
Total	$ 4,642,870	$ 1.16

Independent Valuation Firm

M&S was selected by our board of directors to appraise the M&S Appraised Properties and prepare the NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The M&S Appraisal Reports were reviewed, approved, and signed by an individual with the professional designation of Member Appraisal Institute ("MAI") licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its reports, M&S did not, and was not requested to, solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

Process and Methodology

M&S collected reasonably available material information that it deemed relevant in appraising our real estate properties. M&S relied in part on property-level information provided by the advisor, including (i) property historical and projected operating revenues and expenses; (ii) property lease agreements and/or lease abstracts; and (iii) information regarding recent or planned capital expenditures.

In conducting its investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the Advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, M&S made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond their control and our control. M&S also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, M&S assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, M&S's analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the M&S Appraisal Reports, and any material change in such circumstances and conditions may affect M&S's analyses and conclusions. The M&S Appraisal Reports contain other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from M&S's analyses.

M&S is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between M&S, on the one hand, and us, the sponsor, the advisor, and our or their affiliates, on the other hand. Our advisor engaged M&S on behalf of our board of directors to deliver their reports to assist in the NAV calculation and M&S received compensation for those efforts. In addition, we agreed to indemnify M&S against certain liabilities arising out of this engagement. In the two years prior to the date of this filing, M&S has not been engaged by us. M&S may from time to time in the future perform other services for us and our sponsor or other affiliates of the sponsor, so long as such other services do not adversely affect the independence of M&S as certified in the M&S Appraisal Reports.

Although M&S considered any comments received from us and the Advisor relating to their reports, the final appraised values of the M&S Appraised Properties were determined by M&S. The reports are addressed to our board of directors to assist our board of directors in calculating an estimated value per share of our common stock. The reports are not addressed to the public, may not be relied upon by any other person to establish an estimated value per share of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Real Estate Properties: We have ownership interests in real estate properties (collectively, the "Real Estate Properties"). As of December 31, 2015, on a collective basis, we wholly owned and consolidated the operating results and financial condition of two hospitality properties, or select services hotels, containing a total of 266 rooms.

As described above, we engaged M&S to provide an appraisal of the M&S Appraised Properties consisting of the two properties in which we held ownership interests as of December 31, 2015. In preparing the appraisal reports, M&S, among other things:

- performed a site visit of each property in connection with this assignment or other assignments;
- interviewed our officers or the advisor's personnel to obtain information relating to the physical condition of each appraised property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such leased properties;
- reviewed lease agreements for those properties subject to a long-term lease and discussed with us or the advisor certain lease provisions and factors on each property; and
- reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject properties, including a search of real estate data sources and publications concerning real estate buyer's criteria, discussions with sources deemed appropriate, and a review of transaction data for similar properties.

M&S employed the income approach and the sales comparison approach to estimate the value of the appraised properties.

Income Approach

The income approach involves an economic analysis of the property based on its potential to provide future net annual income. As part of the valuation, a discounted cash flow analysis ("DCF Analysis") and direct capitalization analysis was used in the income approach to determine the value of our interest in the portfolio. The indicated value by the income approach represents the amount an investor may pay for the expectation of receiving the net cash flow from the property.

The direct capitalization analysis is based upon the net operating income of the property capitalized at an appropriate capitalization rate for the property based upon property characteristics and competitive position and market conditions at the date of the appraisal.

In applying the DCF Analysis, pro forma statements of operations for the property including revenues and expenses are analyzed and projected over a multi-year period. The property is assumed to be sold at the end of the multi-year holding period. The reversion value of the property which can be realized upon sale at the end of the holding period is calculated based on the capitalization of the estimated net operating income of the property in the year of sale, utilizing a capitalization rate deemed appropriate in light of the age, anticipated functional and economic obsolescence and competitive position of the property at the time of sale. Net proceeds to owners are determined by deducting appropriate costs of sale. The discount rate selected for the DCF Analysis is based upon estimated target rates of return for buyers of similar properties.

Sales Comparison Approach

The sales comparison approach utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject property. The appraiser analyzed such comparable sale data as was available to develop a market value conclusion for the subject property.

M&S Appraisal Reports

M&S prepared the M&S Appraisal Reports, summarizing key inputs and assumptions, for each of the appraised properties using financial information provided by us and our Advisor. From such review, M&S selected the appropriate cash flow discount rate, residual discount rate, and terminal capitalization rate in the DCF Analysis, the appropriate capitalization rate in the direct capitalization analysis and the appropriate price per unit in the sales comparison analysis.

As of December 31, 2015, our ownership interests in our Real Estate Properties were valued at $32.9 million. As of December 31, 2015, the aggregate estimated value of our interests in the Real Estate Properties was approximately $32.9 million and the aggregate cost of our Real Estate Properties was approximately $28.1 million, including $1.2 million of capital and tenant improvements invested subsequent to acquisition. The estimated value of our Real Estate Properties compared to the original acquisition price plus subsequent capital improvements through December 31, 2015, results in an estimated overall increase in the real estate value of 17.1%.

The following summarizes the key assumptions that were used in the discounted cash flow models to estimate the value of the two properties included in our Real Estate Properties, as of December 31, 2015:

Weighted-average:	
Exit capitalization rate	8.86%
Discount rate	10.09%
Annual market rent growth rate	2.98%
Annual net operating income growth rate	2.95%
Holding period (in years)	10.0

Sensitivity Analysis

While we believe that the assumptions made by M&S are reasonable, a change in these assumptions would impact the calculations of the estimated value of these two properties included in our Real Estate Properties. Assuming all other factors remain unchanged, the following table summarizes the estimated change in the values of these two properties included in our Real Estate Properties which would result from a 25 basis point increase or decrease in exit capitalization rates and discount rates:

Increase of 25 basis points:

Exit capitalization rate	$(412,523)
Discount rate	(561,854)
Decrease of 25 basis points:	
Exit capitalization rate	$ 435,798
Discount rate	574,363

Cash and Cash Equivalents: The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets: Our other assets consist of tenant accounts receivable, deposits, and prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities. Certain other items, primarily intangibles and deferred costs, have been eliminated for the purpose of the valuation because those items are already considered in our valuation of the respective investments in real estate properties or financial instruments.

Revolving Promissory Notes Payable — Related Party: The value for our revolving promissory notes payable — related party was estimated using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for mortgage loans with similar characteristics, including remaining loan term and loan-to-value ratios. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rate for mortgage loans was 6.40%.

Due to Related Parties: The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities: Our other liabilities consist of our accounts payable and accrued expenses, deposits payable and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the fair value of our assets less liabilities in accordance with U.S. GAAP, and such estimated NAV per share is not a representation, warranty or guarantee that:

- a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
- a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
- our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
- an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
- the methodology used to estimate our NAV per share would be acceptable to FINRA or under ERISA with respect to their respective requirements.

Neither FINRA, the Internal Revenue Service nor the Department of Labor provides any guidance on the methodology an issuer must use to determine its estimated NAV per share. As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with U.S. GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to the special limited partner for its subordinated participation interests in connection with a liquidation event. Accordingly, our estimated NAV reflects any allocations of value to subordinated participation interests representing the amount that would be payable to the special limited partner in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in IPA Practice Guideline 2013-01, "Valuations of Publicly Registered Non-Listed REITs." ~~Accordingly, we are presenting our estimated NAV per share assuming a hypothetical liquidation event.~~ Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities less any allocations of value to the special limited partner's subordinated participation interests divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account disposition costs or fees or estimated penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently expect that our advisor will estimate our NAV on a quarterly basis for as long as the special limited partner's obligation to purchase subordinated participation interests continues and thereafter, ~~but~~ our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV.

Formatted: Indent: First line: 0.25"